# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Fermi Inc., CIK 0002071778
CUSIP: 314911108
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 620 S. Taylor, Suite 301, Amarillo, Texas (TX), 79101
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002089177

## Reporting persons
- Robert Randolph Neugebauer: type of reporting person: individual (IN); citizenship or place of organization: Texas (TX); sole voting power 0; shared voting power 45,241,787; sole dispositive power 0; shared dispositive power 45,241,787; aggregate amount beneficially owned 45,241,787 (7.9% of the class)
  Comment: Aggregate amount beneficially owned consists of (i) 22,620,893 shares of Common Stock held by the Neugebauer 1998 Children's Trust FBO Nathan R. Neugebauer and (ii) 22,620,893 shares of Common Stock held by the Neugebauer 1998 Children's Trust FBO Noah T. Neugebauer (collectively, the "1998 Children's Trusts"). Robert Randolph Neugebauer serves as the trustee of the 1998 Children's Trusts, and as the trustee, Mr. Neugebauer may be deemed to hold voting and investment power with respect to the shares of Common Stock held by the 1998 Children's Trusts. Robert Randolph Neugebauer disclaims beneficial ownership of the shares of Common Stock held by the 1998 Children's Trusts except to the extent of his pecuniary interest therein.
  
  Percent ownership is calculated based on 574,977,840 shares of Common Stock outstanding as of September 30, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2025.

## Item 1. Issuer
Name of issuer: Fermi Inc.
Address of issuer's principal executive offices: 620 S. Taylor, Suite 301, Amarillo, Texas 79101

## Item 2. Person Filing
Name of person filing: Robert Randolph Neugebauer
Address of principal business office or, if none, residence: 10777 Strait Lane, Dallas, TX 75229.
Citizenship: See response to Item 4 on the cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See response to Item 9 on the cover page.

22,620,893 shares of Common Stock are held by the the Neugebauer 1998 Children's Trust FBO Nathan R. Neugebauer, and 22,620,893 shares of Common Stock are held by the Neugebauer 1998 Children's Trust FBO Noah T. Neugebauer (collectively, the "1998 Children's Trusts"). Robert Randolph Neugebauer serves as the trustee of the 1998 Children's Trusts, and as the trustee, Mr. Neugebauer may be deemed to hold voting and investment power with respect to the shares of Common Stock held by the 1998 Children's Trusts. Robert Randolph Neugebauer disclaims beneficial ownership of the shares of Common Stock held by the 1998 Children's Trusts except to the extent of his pecuniary interest therein.
Percent of class: See response to Item 11 on the cover page.
Sole power to vote or to direct the vote: See response to Item 5 on the cover page.
Shared power to vote or to direct the vote: See response to Item 6 on the cover page.
Sole power to dispose or to direct the disposition: See response to Item 7 on the cover page.
Shared power to dispose or to direct the disposition: See response to Item 8 on the cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Robert Randolph Neugebauer: /s/ Robert Randolph Neugebauer, Robert Randolph Neugebauer (11/14/2025)